Contact: Timothy M. Doyle Executive Managing Director, CFO 858.551.0511

FOR IMMEDIATE RELEASE

IMPERIAL CAPITAL BANCORP, INC. REPORTS
RESULTS FOR THE QUARTER ENDED
MARCH 31, 2009

La Jolla, California (May 15, 2009) --- Imperial Capital Bancorp, Inc. (PNK-IMPC.PK) today reported a net loss for the quarter ended March 31, 2009, primarily resulting from the operations of its wholly-owned subsidiary, Imperial Capital Bank (the Bank), of $17.7 million or $3.27 per diluted share compared to net income of $697,000 or $0.13 per diluted share for the same period last year.  Executive Managing Director and Chief Financial Officer, Timothy M. Doyle, stated that: “Our first quarter results reflect a continuation of the challenges that we faced during the second half of 2008.  Credit markets and economic conditions were unstable and problem assets within our real estate loan portfolio remained at elevated levels.  As a result, we recorded a provision for loan losses of $19.2 million during the period.  This provision was the primary factor driving our reported quarterly loss.  Despite these financial results, we’re committed to reducing our risk profile and improving our regulatory capital ratios through the implementation of four primary strategic initiatives, which include improving our asset quality, reducing our asset base, controlling our expenses and reducing our reliance on wholesale funding sources.”

Net interest income before provision for loan losses was $18.9 million and $20.1 million for the quarters ended March 31, 2009 and March 31, 2008, respectively.  During the current period, interest earned on our loan portfolio declined to $41.5 million, as compared to $54.8 million for the same period last year.  This decrease was caused by a decline in loan yields, as well as a decline in the average loans outstanding during the current period.  The decline in loan yields was primarily impacted by adjustable rate loans repricing to lower current market interest rates and an increase in the average balance of non-performing loans.  The accrual of interest has been suspended on all of our non-performing loans.  The average balance of our loans was $2.8 billion and $3.1 billion for the quarters ended March 31, 2009 and 2008, respectively.  During the quarter, interest earned on cash and investment securities increased to $20.3 million compared to $4.2 million during the same period last year.  This increase was primarily related to interest earned on our investment securities held-to-maturity.  During the quarters ended March 31, 2009 and 2008, the average balance of these securities was $929.0 million and $159.2 million, respectively.  These increases were primarily related to the purchase of approximately $861.8 million of corporate sponsored collateralized mortgage obligations (CMOs) during the second and third quarters of 2008.  At the time of acquisition, these securities were AAA-rated.  As of March 31, 2009, approximately 92.4% of these securities had been downgraded by the investment rating agencies to a level below investment grade.  Despite these downgrades, we have experienced no disruption in our expected cash flows on these securities.  To a lesser extent, net interest income before provision for loan losses was positively impacted by a $257.2 million increase in securities available-for-sale.  As discussed below, this increase primarily consisted of the acquisition of U.S. Treasury and Government National Mortgage Association (GNMA) securities during the current period.

Net interest income before provision for loan losses was further impacted by an increase in interest expenses incurred on our interest bearing liabilities.  Interest expense on our deposits increased by $3.4 million due to a $1.0 billion increase in the average outstanding deposits during the quarter ended March 31, 2009 as compared to the same period last year, partially offset by an 87 basis point decline in our average cost of funds, primarily caused by deposits repricing to lower current market interest rates.

The provision for loan losses was $19.2 million and $4.3 million, respectively, for the quarters ended March 31, 2009 and 2008.  The provision for loan losses recorded during the 2009 first quarter was primarily due to the increase in our non-performing loans and other loans of concern.  Other loans of concern consist of performing loans which have known information that has caused management to be concerned about the borrower’s ability to comply with present loan repayment terms.  Non-performing loans as of March 31, 2009 were $187.9 million, compared to $154.9 million at December 31, 2008.  The increase in non-performing loans was caused by increases of $17.1 million in multi-family loans, $9.0 million in commercial real estate loans and $10.8 million in commercial and multi-family construction loans, partially offset by decreases of $2.6 million in residential and condominium conversion construction loans and $783,000 in land development related loans.  Other loans of concern as of March 31, 2009 were $263.4 million, compared to $114.6 million at December 31, 2008.  The increase during the current period was primarily caused by the addition of $47.6 million of multi-family real estate loans, $45.2 million of commercial real estate loans and $41.9 million of construction and land related loans.

With the housing and secondary mortgage markets continuing to deteriorate and showing no signs of stabilizing in the near future, we continue to aggressively monitor our real estate loan portfolio, including our construction and land loan portfolio.  Our construction and land loan portfolio at March 31, 2009 totaled $377.2 million, of which $175.4 million were residential and condominium conversion construction loans and $34.0 million were land development loans, representing 6.4% and 1.2%, respectively, of our total loan portfolio.  Within these portfolios, approximately 55.8%, 26.6%, 5.1% and 5.1% of the underlying collateral was located in California, New York, Florida and Arizona, respectively.  At March 31, 2009, we had $68.3 million and $13.5 million of non-performing lending relationships within our residential and condominium conversion construction loans and land development loans, respectively.  Of these non-performing construction and land development loans, 12 relationships, with an aggregate balance of $62.7 million, were located in California (primarily in Los Angeles, Orange County and the Inland Empire).

Non-interest income was $613,000 and $268,000 for the quarters ended March 31, 2009 and 2008, respectively.  During the quarter, we recognized a $1.4 million gain on a sale of investment securities available-for-sale, which was partially offset by a $1.1 million fee incurred in connection with the early settlement of our $30 million other borrowing.  Non-interest income typically consists of fees and other miscellaneous income earned on customer accounts.

General and administrative expenses were $14.4 million for the quarter ended March 31, 2009, compared to $13.5 million for the same period last year.  The increase was primarily caused by additional Federal Deposit Insurance Corporation (the FDIC) deposit insurance premiums assessed during the current quarter compared to the same period last year.  This increase was partially offset by an $815,000 decline in compensation and benefits, which was primarily related to a 23% workforce reduction incurred during the current quarter.  Our efficiency ratio (defined as general and administrative expenses as a percentage of net revenue) was 73.5% and 66.3% for the quarters ended March 31, 2009 and 2008, respectively.  The variance in our efficiency ratio was primarily caused by the $1.1 million decline in net interest income and an $864,000 increase in general and administrative expenses.

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Provision for income taxes was $454,000 for the quarter ended March 31, 2008.  During the current period, the Company recognized a $4.5 million tax benefit in connection with the net loss incurred.  This benefit was entirely offset by a valuation allowance established due to uncertainty related to our ability to realize the Company’s remaining deferred tax assets.  Management will continue to evaluate the potential realizability of these deferred tax assets and will establish an additional valuation allowance to the extent it is determined that it is more likely than not that these assets will not be realized.

Loan originations were $6.4 million for the quarter ended March 31, 2009, compared to $88.5 million for the same period last year.  During the current quarter, the Bank originated $6.4 million of small balance multi-family real estate loans.  Loan originations for the same period last year consisted of $43.8 million of commercial real estate loans, $19.0 million of small balance multi-family real estate loans, and $25.7 million of entertainment finance loans.  The decrease in loan production during the current period related to a decline in customer demand, as well as the Bank’s strategic objective to reduce our asset base and the concentration of our real estate loan portfolio.

Total assets increased $80.3 million to $4.5 billion at March 31, 2009, compared to $4.4 billion at December 31, 2008.  The increase in total assets was primarily due to an increase in our liquidity caused by a $178.1 million increase in retail deposit accounts.  We utilized this increased liquidity to reduce FHLB advances and other borrowings, as part of our strategy to retire wholesale funding at their maturities, and to acquire U.S. Treasury and GNMA securities.  FHLB advances and other borrowings declined by $80.8 million during the current period and investment securities available-for-sale increased by $257.2 million.  The increase in total assets was partially offset by a $77.7 million decrease in cash and cash equivalents, a $68.1 million decline in our loan portfolio and a $37.1 million decrease in our investment securities held-to-maturity.  Additionally, brokered deposits decreased to $739.2 million at March 31, 2009, compared to $739.9 million at December 31, 2008.  We expect these deposits to decline further as they continue to mature in the future.

Non-performing assets were $237.9 million and $192.9 million, representing 5.26% and 4.34% of total assets as of March 31, 2009 and December 31, 2008, respectively.  As of March 31, 2009, non-performing loans consisted of $68.3 million residential and condominium conversion construction real estate loans, $13.5 million of land development loans, $27.0 million of other construction projects, $58.8 million of multi-family loans and $20.3 million in commercial real estate loans.  The allowance for loan loss coverage ratio (defined as the allowance for loan losses divided by non-accrual loans) was 33.5% at March 31, 2009 as compared to 32.7% at December 31, 2008.  In addition, our other real estate and other assets owned increased to $49.9 million at March 31, 2009, as compared to $38.0 million at December 31, 2008.  As of March 31, 2009, other real estate and other assets owned consisted of $20.6 million of multi-family real estate, $18.2 million of commercial and multi-family construction projects, $7.6 million of residential land development, $874,000 of residential and condominium conversion construction projects, $1.6 million of commercial real estate and $1.0 million of other assets owned.

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The allowance for loan losses as a percentage of our total loans was 2.29% and 1.81% at March 31, 2009 and December 31, 2008, respectively.  We believe that these reserves levels were adequate to support known and inherent losses in our loan portfolio and for specific reserves as of March 31, 2009 and December 31, 2008.  The allowance for loan losses is impacted by inherent risk in the loan portfolio, including the level of our non-performing loans and other loans of concern, as well as specific reserves and charge-off activity.  During the quarter ended March 31, 2009, we had net charge-offs of $6.8 million compared to $3.8 million for the same period last year.  The charge-offs taken have reduced the balances on the loans to the estimated value of the underlying real estate collateral based upon recent appraisals.

At March 31, 2009, shareholders' equity totaled $170.7 million or 3.8% of total assets.  Our book value per share of common stock was $33.65 as of March 31, 2009, a decrease of 10.9% from $37.76 per share as of December 31, 2008.

The Bank had Tier 1 leverage, Tier 1 risk-based and total risk-based capital ratios at March 31, 2009 of 5.15%, 6.88% and 8.13%, respectively, which represents $52.9 million, $99.1 million and $4.6 million, respectively, of capital in excess of the amount required to be “adequately capitalized” for regulatory purposes.  Capital in excess (deficit) of the amount required to be “well capitalized” for regulatory purposes was $6.8 million, $30.2 million and ($64.3) million, respectively.  In addition, the Company, the Bank’s holding company, had Tier 1 leverage, Tier 1 risk-based and total risk-based capital ratios at March 31, 2009 of 4.63%, 6.19% and 8.22%, respectively, which represents $29.2 million, $75.6 million and $7.8 million, respectively, of capital in excess of the amount required to be “adequately capitalized”.  Capital in excess (deficit) of the amount required to be “well capitalized” for regulatory purposes was ($17.0) million, $6.5 million and ($61.3) million, respectively.  During 2008, the Bank formed a wholly-owned subsidiary, Imperial Capital Bank Resecuritization Trust 2008-1 (the Trust), for the purpose of re-securitizing its portfolio of corporate sponsored CMOs.  The Bank transferred all of its right, title and other ownership interests in the CMOs to the Trust in exchange for notes issued by the Trust (the Notes). These re-securitized bonds were rated by independent rating agencies giving consideration to the purchase discounts and credit enhancements associated with each specific bond.  The Notes issued by the Trust were then rated.  As of March 31, 2009, 25.1% of the Notes were rated below investment grade by the investment rating agencies.  These Note ratings were risk-weighted in accordance with the Bank’s reading of applicable regulatory capital guidance. This guidance, however, does not contemplate the specific type of re-securitization transaction undertaken by the Bank.  After discussions with the FDIC, the Bank was told to file its December 31, 2008 call report based on the Bank’s understanding of the risk-based capital treatment of the re-securitized portfolio of CMOs.  In April 2009 the FDIC informed the Bank that because it had not sold any of the Notes, it could not rely on its interpretation of the applicable regulatory guidance.

Accordingly, the current investment ratings for the underlying CMOs were utilized in calculating the capital ratios disclosed above.  Because of the investment rating downgrades associated with our portfolio of CMOs, the Bank is required to maintain higher levels of regulatory risk-based capital for these securities due to the greater perceived risk of default.

Doyle concluded:  “While we are clearly dissatisfied with our quarterly results, we firmly believe that the successful implementation of our strategic plan will return the Company to profitability.  As financial markets ultimately stabilize, this plan will improve the financial wherewithal of the Company, as well as address many of the regulatory issues identified under the Cease and Desist Order that we are currently operating under. With respect to the Order, we remain committed to working with our regulators to achieve full compliance with the matters set forth in the Order.”

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“Safe Harbor” statement under the Private Securities Litigation Reform Act of 1995: This release contains forward-looking statements that are subject to risks and uncertainties, including, but not limited to, changes in economic conditions, either nationally or in our market areas; fluctuations in loan demand, the number of unsold homes, other properties and real estate values; the quality or composition of our loan or investment portfolios; our ability to manage loan delinquency rates, which may be impacted by deterioration in the housing and commercial real estate markets that may lead to increased losses and non-performing assets in our loan portfolios, and may result in our allowance for loan losses not being adequate to cover actual losses and may require us to materially increase our reserves; fluctuations in interest rates, and changes in the relative differences between short- and long-term interest rates; results of examinations by the California Department of Financial Institutions (the “DFI”), the FDIC or other regulatory authorities, including the possibility that any such regulatory authority may, among other things, require us to increase our reserve for loan losses, write-down assets, change our regulatory capital position or affect our ability to borrow funds or maintain or increase deposits, which could adversely affect our liquidity and earnings; the possibility that we will be unable to comply with the conditions imposed upon us by the Order to Cease and Desist issued by the DFI and the FDIC, which could result in the imposition of additional restrictions on our operations; our ability to control operating costs and expenses; the use of estimates in determining fair value of certain of our assets, which estimates may prove to be incorrect and result in significant declines in valuation; difficulties in reducing risk associated with the loans on our balance sheet; staffing fluctuations in response to product demand or the implementation of corporate strategies that affect our work force and potential associated charges; computer systems on which we depend could fail or experience a security breach; our ability to retain key members of our senior management team; costs and effects of litigation, including settlements and judgments; increased competitive pressures among  financial services companies; changes in consumer spending, borrowing, and savings habits; legislative or regulatory changes that adversely affect our business, including changes in regulatory policies and principles, including the interpretation of regulatory capital or other rules; the availability of resources to address changes in laws, rules, or regulations or to respond to regulatory actions; adverse changes in the securities markets; the inability of key third-party providers to perform their obligations to us; changes in accounting policies,  principles or guidance, as may be adopted by the financial institution regulatory agencies or the Financial Accounting Standards Board, or their application to our business or audit adjustments; the economic impact of any terrorist actions; other economic, competitive, governmental, regulatory, and technological factors affecting our operations, pricing, products, and services. We caution readers not to place undue reliance on any forward-looking statements. We do not undertake and specifically disclaim any obligation to revise any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements. These risks could cause our actual results for 2009 and beyond to differ materially from those expressed in any forward-looking statements by, or on behalf of, us, and could negatively affect the Company’s operating and stock price performance.

Imperial Capital Bancorp, Inc. is a publicly traded diversified bank holding company specializing in commercial real estate lending on a national basis and is headquartered in San Diego, California. The Company conducts its operations through Imperial Capital Bank and Imperial Capital Real Estate Investment Trust. Imperial Capital Bank has nine retail branch locations, including six branches in California (Beverly Hills, Costa Mesa, Encino, Glendale, San Diego and San Francisco), two branches in Nevada (Carson City and Las Vegas), and one branch in Baltimore, Maryland.

For additional information, contact Timothy M. Doyle, Executive Managing Director and Chief Financial Officer, at (858) 551-0511.

www.imperialcapitalbancorp.com

IMPERIAL CAPITAL BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	March 31,
	2009	December 31,
	(unaudited)	2008
	(in thousands, except share amounts)

Assets

Cash and cash equivalents	$325,438	$403,119
Investment securities available-for-sale, at fair value	404,041	146,799
Investment securities held-to-maturity, at amortized cost	905,565	942,686
Stock in Federal Home Loan Bank	63,498	63,498
Loans, net (net of allowance for loan losses of $62,938 and
$50,574 as of March 31, 2009 and December 31, 2008, respectively)	2,680,832	2,748,956
Interest receivable	20,772	21,305
Other real estate and other assets owned, net	49,947	38,031
Other assets	70,010	75,444

Total assets	$4,520,103	$4,439,838

Liabilities and Shareholders' Equity

Liabilities:
Deposit accounts	$3,109,142	$2,931,040
Federal Home Loan Bank advances and other borrowings	1,124,794	1,205,633
Accounts payable and other liabilities	28,904	26,996
Junior subordinated debentures	86,600	86,600

Total liabilities	4,349,440	4,250,269

Commitments and contingencies

Shareholders’ equity:
Preferred stock, 5,000,000 shares authorized, none issued	-	-
Contributed capital - common stock, $.01 par value; 20,000,000 shares authorized, 9,146,256 and 9,146,256 issued as of March 31, 2009
and December 31, 2008, respectively	85,129	85,407
Retained earnings	204,749	222,483
Accumulated other comprehensive loss, net	(4,031)	(2,682)
	285,847	305,208
Less treasury stock, at cost - 4,074,834 and 4,126,116 shares
as of March 31, 2009 and December 31, 2008, respectively	(115,184)	(115,639)
Total shareholders’ equity	170,663	189,569

Total liabilities and shareholders’ equity	$4,520,103	$4,439,838

IMPERIAL CAPITAL BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CONDITION
(UNAUDITED)

	For the Three Months Ended
	March 31,
	2009	2008
	(in thousands, except per share amounts)
Interest income:
Loans receivable, including fees	$41,463	$54,835
Cash, cash equivalents and investment securities	20,329	4,249
Total interest income	61,792	59,084

Interest expense:
Deposit accounts	28,439	25,083
Federal Home Loan Bank advances and other borrowings	12,787	11,918
Junior subordinated debentures	1,637	2,005
Total interest expense	42,863	39,006

Net interest income before provision for loan losses	18,929	20,078
Provision for loan losses	19,175	4,250
Net interest income (expense) after provision for loan losses	(246)	15,828

Non-interest income:
Late and collection fees	210	219
Other	403	49
Total non-interest income	613	268

Non-interest expense:
Compensation and benefits	6,049	6,864
Occupancy and equipment	1,743	1,942
Other	6,562	4,684
Total general and administrative	14,354	13,490

Real estate and other assets owned expense, net	997	428
Provision for losses on real estate and other assets owned	2,507	627
Loss on sale of real estate and other assets owned, net	243	400
Total real estate and other assets owned expense, net	3,747	1,455

Total non-interest expense	18,101	14,945

(Loss) income before provision for income taxes	(17,734)	1,151
Provision for income taxes	-	454

NET (LOSS) INCOME	$(17,734)	$697

BASIC (LOSSES) EARNINGS PER SHARE	$(3.27)	$0.13

DILUTED (LOSSES) EARNINGS PER SHARE	$(3.27)	$0.13